UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of NOVEMBER 2004

                           Commission File No. 0-30148

                           PHOTOCHANNEL NETWORKS INC.
                 -----------------------------------------------
                 (Translation of registrant's name into English)

      506 - 425 CARRALL STREET, VANCOUVER, BRITISH COLUMBIA V6B 6E3 CANADA
      --------------------------------------------------------------------
                    (Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [X]  Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) [ ]

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) [ ]

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [ ]  No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 -

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHOTOCHANNEL NETWORKS INC.

Date: November 17, 2004.


By: /s/ "Robert Chisholm"
-------------------------
Robert Chisholm, CFO

                                                     FOR MORE INFORMATION:
                                                     Bart Copeland
                                                     President & CEO
                                                     PhotoChannel Networks Inc.
                                                     bcopeland@photochannel.com
                                                     604-893-8955 ext 223


                         PhotoChannel Announces New CTO

Aaron Rallo, imaging industry veteran, to drive PhotoChannel's technology growth

VANCOUVER, B.C. - November 17, 2004 - PhotoChannel Networks Inc. (TSX-V: PNI and
OTCBB: PHCHF) today announces a new addition to the PhotoChannel management team. Aaron Rallo has joined PhotoChannel as Chief Technology Officer and Vice President of Technology to lead the PhotoChannel development team and further PhotoChannel's strategy of deploying for retailers and wireless carriers the most robust and feature rich online photo solution in the market today.

Most recently Mr. Rallo worked at Microsoft Corporation (MSFT) within the Windows Printing and Imaging team. Prior to Microsoft, he spent eight years at Fujifilm e-Systems (formerly AGT) as Vice President of Web Development and Network Operations where he was instrumental in developing Fujifilm's online photo service including systems for Wal-Mart US and Ritz Camera.

"Aaron's proven technical record and in-depth experience in the imaging market will be a huge asset to PhotoChannel as we grow our customer base and related technology," said Bart Copeland, President & CEO of PhotoChannel. "Adding a person of Aaron's stature to our Company will help us identify new approaches to product and service offerings for our customers while continuing our rapid growth. We look forward to his contribution to the PhotoChannel team."

"PhotoChannel has surfaced as the preeminent player in the business of delivering online imaging services to retailers and to mobile phone companies," stated Aaron Rallo. "The relationship PhotoChannel has established speaks volumes to its technology and sales effort and I see a very large opportunity for its continued growth. PhotoChannel will be the market leader in online digital photography, as well as delivering other forms of digital content to its retailers for in-store production. I'm very excited about joining such a successful and talented group at this stage of the Company's growth."

The Company has also granted options to purchase 4.1 million common shares to officers of the Company, each exercisable upon vesting at $0.17 per common share. The grant of these options is subject to approval for the previously announced increase in the size of Company's option plan, which will be sought at the next Annual General Meeting of its shareholders.

ABOUT PHOTOCHANNEL

Founded in 1995, PhotoChannel has created and manages the open standard PhotoChannel Network environment. The PhotoChannel system is currently utilized by major photofinishing retailers and wireless carriers to provide their consumers with online image printing and picture messaging services. There are more than 7,500 retail locations worldwide accepting print orders from the PhotoChannel system. For more information on the Company visit www.photochannel.com.

INVESTOR INFORMATION:  (866) 345-0115

Warning: The TSX Venture Exchange has neither approved nor disapproved the information contained in this release. PhotoChannel relies upon litigation protection for any "forward-looking" statements.